Exhibit 99.3

______________________________________________________

EQUITY TRANSFER AGREEMENT

_______________________________________________________

Regarding

LYNK & CO AUTOMOTIVE TECHNOLOGY CO., LTD.

by and among

ZHEJIANG ZEEKR INTELLIGENT TECHNOLOGY CO., LTD.

(as the Buyer)

and

ZHEJIANG GEELY HOLDING GROUP CO., LTD.

VOLVO CARS (CHINA) INVESTMENT CO., LTD.

(as the Sellers)

and

LYNK & CO AUTOMOTIVE TECHNOLOGY CO., LTD.

Dated November 14, 2024

This EQUITY TRANSFER AGREEMENT (this “Agreement”) is entered into by and among the following parties on November 14, 2024 (the “Effective Date”):

(1)	Zhejiang ZEEKR Intelligent Technology Co., Ltd. (浙江极氪智能科技有限公司), a limited liability company established in the PRC with its address at Room 1031, Shangwu Building 1, No. 1388 Minshan Road, Beilun District, Ningbo, Zhejiang Province, the PRC (the “Buyer”);

(2)	Zhejiang Geely Holding Group Co., Ltd. ( 浙江吉利控股集团有限公司), a limited liability company established in the PRC with its address at 1760 Jiangling Road, Binjiang District, Hangzhou, Zhejiang Province, the PRC (“GH”);

(3)	Volvo Cars (China) Investment Co., Ltd. (沃尔沃汽车（中国）投资有限公司), a limited liability company established in the PRC with its address at Floor 1, Building 7, 2088 Lvyi Road, Jiading Industrial District, Shanghai, the PRC (“VCI”, together with GH, the “Sellers”, and each a “Seller”); and

(4)	LYNK & CO Automotive Technology Co., Ltd. (领克汽车科技有限公司), a limited liability company established in the PRC with its address at 201-206, No. 918 Binhai Fourth Road, Andong Town, Qianwan New District, Ningbo, Zhejiang Province, the PRC (the “Company”).

Each of the parties listed above is referred to hereinafter individually as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, as of the Effective Date, GH owns 20% of the issued and paid up equity interests in the Company (the “GH Equity”), and VCI owns 30% of the issued and paid up equity interests in the Company (the “VCI Equity”, together with GH Equity, the “Target Equity”);

WHEREAS, the Sellers desire to sell to the Buyer, and the Buyer desires to purchase from the Sellers, the Target Equity for the purchase price and upon the terms and conditions hereinafter set forth;

WHEREAS, concurrently with the execution of this Agreement, the Buyer, the Company and Ningbo Geely Automobile Industry Co., Ltd. (宁波吉利汽车实业有限公司) (“Ningbo Geely”), an owner of 50% of the issued and paid up equity interests in the Company, entered into a Subscription Agreement (the “Capital Injection Agreement”), pursuant to which the Buyer will subscribe for certain increased registered capital of the Company, upon terms and subject to conditions set forth therein (such transaction, the “Lynk Capital Injection”);

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements hereinafter contained, the Parties agree as follows:

1.            DEFINITIONS AND INTERPRETATION

1.1	Capitalized terms used in this Agreement shall have the following meanings.

“Accounting Standards” means the generally accepted accounting principles in the PRC, the generally accepted accounting principles in the United States (“US GAAP”) or the Hong Kong Financial Reporting Standards, as applicable.

“Action” means any litigation, hearing, claim, suit, charge, action, complaint, arbitration, settlement, decision, inquiry, investigation or other proceedings initiated by or before any Governmental Authority.

“Affiliate” of a Person means any other Person that, directly or indirectly, Controls, is Controlled by, or is under common Control with such Person; provided that, for purposes of this Agreement, (i) none of the Sellers or any Group Company shall be deemed an Affiliate of the Buyer, (ii) none of the ZEEKR Group, GH Group, Volvo Car Group and the Group Companies shall be deemed an Affiliate of each other, (iii) GH’s Affiliate is any member of GH Group, and VCI’s Affiliate is any member of Volvo Car Group, the Affiliate of the Buyer is any member of ZEEKR Group.

“Agreement” has the meaning ascribed thereto in the Preamble.

“Amended Articles” has the meaning ascribed thereto in Section 3.2.3(a).

“AMR” means the State Administration for Market Regulation or its competent local counterparts.

“AMR Registration” has the meaning ascribed thereto in Section 4.2.6.

“Anti-Money Laundering Law” means applicable anti-money laundering statutes of all jurisdictions where the Group Companies conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority.

“Anticorruption Law” means Laws relating to anti-bribery or anticorruption (governmental or commercial), which apply to the business and dealings of any Group Company, including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Government Official, government employee or commercial entity to obtain or retain business or a business advantage.

“Basket Amount” has the meaning ascribed thereto in Section 8.2.4(a).

“Business Day” means any day that is not a Saturday, a Sunday or other day on which commercial banks are required or authorized by Law to be closed in the PRC.

“Buyer” has the meaning ascribed thereto in the Preamble.

“Buyer Cap” has the meaning ascribed thereto in Section 8.3.4.

“Capital Injection Agreement” has the meaning ascribed thereto in the Recitals.

“CIETAC” has the meaning ascribed thereto in Section 11.2.2.

“Closing” has the meaning ascribed thereto in Section 3.1.

“Closing Date” has the meaning ascribed thereto in Section 3.1.

“Company” has the meaning ascribed thereto in the Preamble.

“Company Cap” has the meaning ascribed thereto in Section 8.2.4(c).

“Company Securities” has the meaning ascribed thereto in Section 2 of Schedule II.

“Company Subsidiary Securities” has the meaning ascribed thereto in Section 3 of Schedule II.

“Confidential Information” has the meaning ascribed thereto in Section 9.1.

“Contract” means any contract, agreement, indenture, note, bond, loan, instrument, lease, mortgage, franchise, license, commitment, purchase order, and other legally binding arrangement, whether written or oral.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management of a Person, whether through the ownership of voting securities, by Contract, credit arrangement or proxy, as trustee, executor or agent or otherwise. For purposes of this definition, a Person shall be deemed to Control another Person if such first Person, directly or indirectly, owns or holds more than 50% of the voting equity securities in such other Person for the general election of directors, or if such first Person, directly or indirectly, controls the board of directors, managing partner or other similar governing body or position of such other Person. The terms “Controlled” and “Controls” shall have meanings correlative to the foregoing.

“Disclosure Letter” has the meaning ascribed thereto in Schedule II.

“Dispute” has the meaning ascribed thereto in Section 11.2.1.

“Effective Date” has the meaning ascribed to it in the Preamble.

“Encumbrance” means any lien, pledge, hypothecation, mortgage, security interest, charge, claim, title retention, levy, proxy, option, restrictive covenant, license, right of first refusal, right of first offer, easement, or other encumbrance or adverse claim of any kind (including without limitation any conditional sale agreement, capital lease or other title retention agreement relating to property or asset).

“Equity Transfer” has the meaning ascribed thereto in Section 2.1.

“Environmental Laws” means any Laws pertaining to: (a) the protection of the environment (including air quality, surface water, groundwater, soils, subsurface strata, sediments, drinking water, noise, natural resources and biota); (b) the protection of human health and safety or natural resources, but only with respect to exposure to Hazardous Materials; or (c) the use, registration, management, generation, storage, treatment, recycling, disposal, discharge, transport, release, threatened release, investigation or remediation of Hazardous Materials.

“Financial Statements” has the meaning ascribed to it in Section 5 of Schedule II.

“Fundamental Representations” means the representations and warranties set forth in Schedule I and Sections 1, 2, 3, 4 and 6 of Schedule II.

“GA” means Geely Automobile Holdings Limited (吉利汽車控股有限公司), a company established in the Cayman Islands with its shares listed on the Main Board of the Stock Exchange of Hong Kong Limited.

“GH” has the meaning ascribed thereto in the Preamble.

“GH Equity” has the meaning ascribed thereto in the Recitals.

“GH Group” means, collectively, GH and its Subsidiaries currently and hereafter, but, for the purpose of this Agreement, excluding ZEEKR Group and Volvo Car Group.

“Government Official” means (a) any official, officer, employee or representative of, or other individual acting for or on behalf of, any Governmental Authority or agency or instrumentality thereof (including any state-owned or controlled enterprise), or any public international organization (as defined in the U.S. Foreign Corrupt Practices Act), (b) any political party or party official or candidate for political office or (c) any company, business, enterprise or other entity owned, in whole or in part, or controlled by any Person described in the foregoing clause (a) or (b) of this definition.

“Governmental Authority” means any nation or government or any province or state or local or any other political subdivision thereof, or any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality or any political subdivision thereof, any court or arbitrator, any arbitration tribunal, and any self-regulatory organization or national or international stock exchange.

“Governmental Order” means any applicable order, ruling, decision, verdict, decree, writ, subpoena, mandate, precept, command, directive, consent, approval, award, judgment, injunction or other similar determination or finding by, before or under the supervision of any Governmental Authority.

“Grants” has the meaning ascribed to it in Section 17 of Schedule II.

“Group Companies” means collectively, the Company and its Subsidiaries currently and hereafter, and each is herein referred to individually as a “Group Company”.

“Hazardous Materials” means any substance that has been designated by any Governmental Authority or by applicable Laws to be radioactive, toxic, hazardous or otherwise a danger to health or the environment.

“Intellectual Property” means any and all (a) patents (including all reissues, divisionals, provisionals, continuations, continuations in part, re-examinations, renewals and extensions thereof), patent applications, and other patent rights, (b) trademarks, service marks, tradenames, brand names, logos, slogans, trade dress, design rights, and other similar designations of source or origin, together with all goodwill associated with any of the foregoing and applications, registrations and renewals in connection therewith, (c) copyrights, mask works, and copyrightable works, and all applications, registrations for and renewals in connection therewith, (d) internet domain names, web addresses, web pages, websites and related content, accounts with social media companies and the content found thereon and related thereto, and uniform resource locators, (e) proprietary Software, including source code, object code and supporting documentation for such Software, (f) trade secrets and proprietary information, including confidential business information, technical data, customer lists, data collections, methods and inventions (whether or not patentable and where or not reduced to practice), (g) copies and tangible embodiments of any of the foregoing, (h) all other intellectual property, whether or not registrable, in each case, under any Law or statutory provision or common law doctrine in any country, and (i) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement or misappropriation of any of the foregoing.

“Indemnified Party” or “Indemnified Parties” has the meaning ascribed thereto in Section 8.2.1.

“Indemnifying Party” has the meaning ascribed thereto in Section 8.2.1.

“Information Technology” means all computer systems, telecommunication systems, software (and the tangible media on which it is stored) and hardware including source and object code, cabling, routers, switched, racks, servers, PCs, laptops, terminals, scanners, printers and all associated peripherals, excluding in all cases Intellectual Property.

“Interim Period” has the meaning ascribed thereto in Section 6.1.

“Joint Venture Contract” has the meaning ascribed thereto in Section 3.4.

“Key Person” means officers, directors, and any persons with managing or operational control.

“Law(s)” means any federal, state, territorial, foreign or local law, common law, statute, ordinance, rule, regulation, code, constitution, treaty, measure, notice, circular, judgment, decree, opinion, Governmental Order or other requirement or rule of law of any Governmental Authority, including any rules promulgated by a stock exchange or regulatory body.

“Leakage” means any of the following, but in each case, excluding any Permitted Leakage:

(i)	any dividend or other distribution (whether in cash or in specie) declared, paid or made, in each case by any Group Company in favor of any Seller or (with respect to GH) any member of GH Group or (with respect to VCI) any member of Volvo Car Group (excluding the Group Companies in each case) (such Seller’s “Seller Group”);

(ii)	any return of capital or any payment of principal of, or interest on, any loan or other debt obligation, except for the repayment of borrowings that have been reflected in the Locked Box Account and have become due during the Locked Box Period pursuant to the terms of such borrowings;

(iii)	any Group Company paying, incurring or otherwise assuming liability for any fees, costs or expenses of the Sellers in connection with the transactions contemplated by this Agreement;

(iv)	any release or waiver in favor of any Seller Group by any Group Company of (i) any liability owed by such Seller Group or (ii) any claim against such Seller Group;

(v)	any payment of any nature (including bonuses or other compensation of any kind) by any Group Company for the benefit of any Seller Group, or any senior managements, officers or directors of any Sellers Group;

(vi)	any transfer or surrender of assets to, or liabilities assured, guaranteed, indemnified, secured or incurred by any Group Company for the benefit of any Seller Group;

(vii)	any agreement or arrangement to give effect to any of the matters referred to in paragraphs (i) to (vi) above; and

(viii)	any tax paid or payable by any Group Company as a result of any of the matters referred to in paragraphs (i) to (vi) above;

in each case net of: (i) any amount in respect of VAT which is recoverable as input tax by a Group Company; and (ii) with respect to such Group Company, any relief that arises or is available in connection with (i) to (viii) above.

“Leased Real Property” means the real properties leased, subleased, licensed or otherwise occupied by any Group Company as tenant, sublessee, licensee or occupier, together with, to the extent leased by any Group Company, all buildings and other structures, facilities, improvements or fixtures currently or hereafter located thereon.

“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guarantees and other agreements with respect thereto, pursuant to which any Group Company holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of any Group Company thereunder.

“Licensed Trademarks” has the meaning ascribed thereto in Section 6.6.2.

“Listed Person” means (i) any Person designated for trade sanctions or export control restrictions on a list published by the European Union, United States, United Nations or other relevant country or authority, or otherwise subject to such trade sanctions or export control restrictions, (ii) the Government of Venezuela, and (iii) companies, entities or organizations that are owned 50 percent or greater by any combination of Listed Persons or controlled by a Listed Person.

“Liability(ies)” means any and all debts, taxes, liabilities and obligations, whether accrued, fixed, absolute or contingent, whether due or to become due, whether determined or determinable, including the liabilities arising under any law, Action or Governmental Order or any contract, agreement, arrangement, commitment or covenant, and including any guarantee provided for the benefit of any bank or third party and the provisions accrued or recognized in accordance with the Accounting Standards.

“Licensed Intellectual Property” means all Intellectual Property owned by any Person other than a Group Company and licensed or sublicensed to any Group Company, or for which any Group Company has obtained a covenant not to be sued.

“Locked Box Accounts” means the unaudited consolidated financial statements of the Company and its Subsidiaries as of the Locked Box Date, a copy of which is included in Schedule IV hereto.

“Locked Box Claim” means a claim for payment pursuant to Section 2.3 of this Agreement.

“Locked Box Date” means September 30, 2024.

“Locked Box Interest Rate” means a rate per annum of 3.1% (on the basis of a 365-day year).

“Locked Box Period” means the period from but excluding the Locked Box Date and ending on and including the Closing Date.

“Long Stop Date” has the meaning ascribed thereto in Section 3.3.

“Loss(es)” means, without duplication, any and all demands, losses, damages, penalties, judgments, fines, taxes, claims, liabilities and obligations of any kind or nature whatsoever, including costs and expenses of investigating, proceedings, preparing or defending any such claim or Action and legal fees and expenses in connection therewith, and any amount paid in settlement of, any pending or threatened Action, but in each case excluding indirect, incidental, special, exemplary, punitive, consequential loss, any loss of profits, loss of production, loss of revenue, business interruption, loss of data or loss of business information arising out of, based on or resulting from this Agreement.

“LPR” means the RMB Loan Prime Rate announced by the National Interbank Funding Center (全国银行间同业拆借中心).

“Lynk Capital Injection” as the meaning ascribed thereto in the Recitals.

“Material Adverse Effect” means any event, fact, circumstance, occurrence, development, change or effect that, individually or in the aggregate with all other events, facts, circumstances, occurrences, developments, changes or effects, has, or would reasonably be expected to have a material adverse effect on (a) the business, conditions, assets, liabilities (including but not limited to contingent liabilities), operations or financial conditions of the Group Companies, taken as a whole; or (b) the qualifications or abilities of the Group Companies, taken as a whole, in carrying out the business currently engaged by the Group Companies; or (c) the ability of any of the Sellers to consummate the transactions contemplated by this Agreement; provided, however, that in determining whether a Material Adverse Effect has occurred pursuant to sub-clauses (a) or (b) above, there shall be excluded any effect on the Group Companies to the extent arising out of any of the following: (i) any action required to be taken pursuant to the terms and conditions of this Agreement or with the written consent of the Buyer; (ii) the announcement of the transactions contemplated by this Agreement; (iii) any changes in applicable Laws or the interpretation or enforcement thereof or in applicable accounting principles or the interpretation thereof; or (iv) any pandemic, earthquake, typhoon, other natural disasters, any outbreak or escalation of hostilities of war or any act of terrorism; except in the case of sub-clauses (iii) or (iv), to the extent that the Group Companies, taken as a whole, are disproportionately affected thereby as compared with other participants in the same industries and geographic markets in which the Group Companies operate.

“Material Company Permits” has the meaning ascribed thereto in Section 14(b) of Schedule II.

“Material Contracts” has the meaning ascribed thereto in Section 12(b) of Schedule II.

“Ningbo Geely” has the meaning ascribed thereto in the Recitals.

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Group Companies.

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, owned by any Group Company.

“Party” or “Parties” has the meaning ascribed thereto in the Preamble.

“Permitted Leakage” means any of the following:

(a)	any payments made (or to be made) by the Group Companies which have been specifically accrued or provided for in the Locked Box Accounts;

(b)	any payments made (or to be made) by any of the Group Companies pursuant to existing agreements; provided that any such payments are (A) made or arise in the ordinary course of business and consistent with past practice on an arm’s length basis and (B) reasonably necessary for the operation of the business of the Group Companies;

(c)	any payments in respect of salaries, directors’ fees, pension contributions, expenses or bonuses made to, or in respect of services provided by, employees, workers, directors, officers or consultants of the Group Companies which are made (or to be made) by the Group Companies in the ordinary course of business and in accordance with the terms of the related employment or service contract;

(d)	any other payment, accrual, transfer of assets or assumption of liability by the Group Companies which the Buyer has expressly approved in writing; and

(e)	any tax payable by any Group Company as a consequence of any of the matters referred to in any of the sub-clauses (a) to (d).

“Permitted Encumbrances” means (i) statutory liens for current taxes, special assessments or other governmental or quasi-governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings, (ii) mechanics’, materialmen’s, carriers’, workers’, warehousemen’s, repairers’ and similar statutory liens arising or incurred in the ordinary course of business, (iii) zoning, entitlement, building and other land use regulations imposed by any Governmental Authority, (iv) covenants, conditions, restrictions, easements and other similar matters of record affecting title to any real property which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used or proposed to be used in connection with the Group Companies’ businesses, (v) liens incurred or deposits or pledges made in connection with, or to secure payment of, worker’s compensation, unemployment insurance, old age pension programs, social security, retirement and similar laws, and (vi) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business.

“Person” means an individual, corporation, limited liability company, partnership, company, joint venture, association, trust, unincorporated organization, Governmental Authority, or other entity.

“PRC” means the People’s Republic of China, for purpose of geographical and jurisdictional reference in this Agreement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Prohibited Person” means any Person that is (a) a national of any Sanctioned Country, (b) listed on the United States Commerce Department’s Denied Parties List, Entity List, or Unverified List, the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”) Specially Designated Nationals and Blocked Persons List, Specially Designated Narcotics Traffickers or Specially Designated Terrorists, the Annex to Executive Order No. 13224, or any other sanctioned party list administered by OFAC, the Department of State’s Debarred List, or UN Sanctions, or (c) any entity that is, in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (b).

“Purchase Price” has the meaning ascribed thereto in Section 2.2.1.

“Qualifying Claim” has the meaning ascribed thereto in Section 8.2.4(a).

“Real Property” means collectively the Owned Real Property and the Leased Real Property.

“Representatives” has the meaning ascribed thereto in Section 9.1.

“RMB” means Renminbi, the lawful currency of the PRC.

“Sanctioned Countries” means any country or territory subject to comprehensive, government-wide, or broad sectoral sanctions as may be in place or imposed from time to time, including - but not limited to - Belarus, Cuba, Iran, North Korea, Russia, Syria, Venezuela, or the Crimea, Donetsk, Luhansk, Kherson, or Zaporizhzhia regions of Ukraine.

“Sanctions” means the economic or financial sanctions laws, regulations, trade embargoes, export controls or other restrictive measures enacted, administered, implemented, and/or enforced from time to time by the European Union, the United Nations or the United States or other relevant country or authority.

“Seller” or “Sellers” has the meaning ascribed thereto in the Preamble.

“Seller Basket Amount” has the meaning ascribed thereto in Section 8.3.3.

“Seller Cap” has the meaning ascribed thereto in Section 8.2.4(b).

“Seller Indemnified Party” or “Seller Indemnified Parties” has the meaning ascribed thereto in Section 8.3.2.

“Seller Qualifying Claim” has the meaning ascribed thereto in Section 8.3.3.

“Short Form Agreement” has the meaning ascribed thereto in Section 13.7.

“Software” means any and all (a) computer programs, applications, systems and software, including any and all software implementations of algorithms, models and methodologies and any and all source code, object code, development and design tools, applets, compilers and assemblers, (b) databases and compilations, including any and all libraries and collections of data whether machine readable or otherwise, (c) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, (d) technology supporting, and the contents and audiovisual displays of, any internet site(s), and (e) documentation and media, including user manuals and training materials, relating to or embodying any of the foregoing or on which any of the foregoing recorded.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, which is Controlled by such Person.

“Target Equity” has the meaning ascribed thereto in the Recitals.

“VCI” has the meaning ascribed thereto in the Preamble.

“VCI Equity” has the meaning ascribed thereto in the Recitals.

“Volvo Car Group” means Volvo Car Corporation AB and its Subsidiaries currently and hereafter.

“ZEEKR” means ZEEKR Intelligent Technology Holding Limited, a company established in the Cayman Islands with its shares listed on the New York Stock Exchange.

“ZEEKR Group” means, collectively, ZEEKR and its Subsidiaries currently and hereafter.

1.2	Headings are inserted for convenience only and shall not affect the construction of this Agreement.

1.3	Unless the express context otherwise requires, references to:

1.3.1	Sections and Schedules are sections in and schedules to this Agreement and the Recitals and Schedules to this Agreement shall be deemed to form part of this Agreement;

1.3.2	writing shall include any methods of producing or reproducing words in a legible and non-transitory form;

1.3.3	the singular number shall include the plural and vice versa;

1.3.4	“days” shall mean calendar days unless Business Days are expressly specified;

1.3.5	any Person shall include such Person’s successors and permitted assigns; and

1.3.6	any agreement or instrument shall be construed as a reference to that agreement or instrument as amended, novated or supplemented.

1.4	The words “hereof,” “hereby,” “hereto,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

1.5	Wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”.

1.6	The word “or” shall not be exclusive.

1.7	The word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if”.

1.8	In construing this Agreement, general words shall not be given a restrictive meaning by reason of the fact that they are followed by examples intended to be embraced by the general words.

1.9	References to statutory provisions, including any subordinate legislation made under the relevant statute, shall be construed as references to those provisions as amended or re-enacted or as their application is modified by other provisions (whether before or after the date hereof) from time to time and shall include any provisions of which they are re-enactment (whether with or without modification).

1.10	When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day.

1.11	The Parties have each participated in the negotiation and drafting of this Agreement and if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the Parties and no presumption of burden of proof shall arise favoring or burdening any Party by virtue of the authorship of any provision in this Agreement.

2.            SALE AND PURCHASE

2.1	Sale and Purchase

On the terms and subject to the conditions contained herein, each Seller agrees to sell, transfer and assign to the Buyer, and the Buyer agrees to acquire and purchase from each Seller, all of the rights, titles, and interests in and to the Target Equity owned by each such Seller, free and clear of any Encumbrance at the Closing (the “Equity Transfer”).

For the avoidance of doubt, from and after the Closing Date, the Buyer shall be entitled to all of the rights, titles, and interests in and to the Target Equity.

2.2	Purchase Price

2.2.1	The aggregate purchase price to be paid by the Buyer as consideration for the Target Equity shall be RMB 9,000,000,000 plus the interest accrued on such amount during the Locked Box Period calculated at the Locked Box Interest Rate, among which,

(i)	the purchase price to be paid by the Buyer to GH for the transfer of GH Equity shall be RMB3,600,000,000 plus the interest accrued on such amount during the Locked Box Period calculated at the Locked Box Interest Rate; and

(ii)	the purchase price to be paid by the Buyer to VCI for the transfer of VCI Equity shall be RMB5,400,000,000 plus the interest accrued on such amount during the Locked Box Period calculated at the Locked Box Interest Rate.

(each, such Seller’s “Purchase Price”).

2.2.2	Each Seller will be responsible for clearing all its own tax liabilities and filing obligations in connection with its Equity Transfer and the Buyer should hold no responsibility for such taxes and any other related costs payable by the Sellers under the applicable Laws.

2.3	Locked Box

Each Seller undertakes to pay to the Buyer on demand an amount in cash equal to the amount of any Leakage received by such Seller or any member of such Seller’s Seller Group during the Locked Box Period. The maximum liability of each Seller in respect of a Locked Box Claim shall not exceed the amount of Leakage received by such Seller and members of such Seller’s Seller Group giving rise to such Locked Box Claim, provided that nothing in this Section 2.3 shall have the effect of limiting, restricting or excluding the liability of any Seller in respect of a Locked Box Claim arising as a result of such Seller’s fraud.

The Buyer shall raise the Locked Box Claim no later than twelve (12) months following the Closing Date. Unless the Sellers agree otherwise in writing, if the Buyer fails to make the Locked Box Claim within the aforementioned period, it shall be deemed as the Locked Box Claim has been waived by the Buyer.

2.4	The Purchase Price shall be paid by the Buyer to each Seller in the following manner:

(a)	70% of such Seller’s Purchase Price (the “First Payment”) shall be paid on the Closing Date to the bank account designated in writing by such Seller to the Buyer no later than ten (10) Business Days prior to the Closing Date.

(b)	The remaining portion of such Seller’s Purchase Price (which shall be calculated by such Seller’s Purchase Price minus such Seller’s First Payment, the “Second Payment”) shall be paid within twelve (12) months after the Closing Date to the bank account designated by such Seller.

The Parties further agree that the Buyer shall pay to each Seller the interest accrued on the Second Payment, which shall be calculated at a rate which is equal to the sum of (i) the one-year LPR applicable on the Closing Date, and (ii) 0.5%, for the period commencing from the day immediately after the Closing Date and ending on the day the Second Payment and the interest accrued thereon have been paid off. Such interest shall be paid concurrently with the Second Payment.

3.            CLOSING

3.1	Closing Date and Place

The closing of the Equity Transfer (the “Closing”) shall take place remotely via the electronic exchange of the closing documents and signatures on a date mutually agreed on by the Parties but in any event no later than fifteenth (15th) Business Days following the date on which all conditions precedent set forth in Sections 4.1, 4.2 and 4.3 are satisfied or waived in writing by the relevant Party (other than conditions which by their nature are to be satisfied at the Closing), or at such other time and date as the Parties may otherwise mutually agree in writing (the date of the Closing, the “Closing Date”). The Closing with respect to each Seller shall occur concurrently.

The Parties agree that, the closing of the Lynk Capital Injection shall consummate in accordance with the terms of the Capital Injection Agreement immediately after the Closing.

3.2	Closing Payment and Deliverables

3.2.1	At the Closing, each Seller shall deliver or cause to be delivered to the Buyer:

(a)	with respect to GH only, a closing certificate executed by GH, dated the Closing Date, certifying that each of the conditions specified in Sections 4.1.1, and 4.2 has been satisfied; and

(b)	with respect to VCI only, a closing certificate executed by VCI, dated the Closing Date, certifying that each of the conditions specified in Sections 4.1.2, and 4.2 has been satisfied.

3.2.2	At the Closing, the Buyer shall pay and deliver or cause to be paid and delivered to each Seller:

(a)	a closing certificate executed by the Buyer, dated the Closing Date, certifying that each of the conditions specified in Section 4.3 has been satisfied; and

(b)	such Seller’s First Payment (which may be evidenced by a copy of the receipt or payment confirmation from the bank) to the bank account designated in writing by such Seller.

3.2.3	At the Closing, the Company shall deliver or cause to be delivered to the Buyer:

(a)	the resolutions of the board of directors and the shareholders meeting of the Company approving (i) the Equity Transfer, (ii) adoption of amendment to the article of association of the Company which, among other things, reflects the completion of transfer of Target Equity (the “Amended Articles”), and (iii) the change of legal representative, director(s), supervisor(s) and/or general manager of the Company as set forth in Schedule VII hereto and related matters;

(b)	the Amended Articles, the updated shareholder register of the Company and the capital contribution certificate issued by the Company to the Buyer, which reflect the completion of transfer of Target Equity; and

(c)	evidence of the completion of the AMR Registration, including the updated business license of the Company and any other notification document issued by the competent AMR, which reflect the completion of transfer of Target Equity.

3.3	Long Stop Date

The Parties jointly undertake to use their reasonable best efforts to procure the fulfilment of all the conditions precedents and the occurrence of the Closing as soon as possible but in any event within twelve (12) months after the Effective Date (the “Long Stop Date”) or such later date as may be agreed by the Parties in writing.

3.4	Termination of Joint Venture Contract

Upon the Closing, the Amended and Restated Joint Venture Contract of the Company and its amendments executed among Ningbo Geely, VCI and GH (the “Joint Venture Contract”) shall terminate automatically such that Joint Venture Contract is of no further force and effect following the Closing, and there shall be no further obligations or continuing liabilities of any of the relevant parties thereunder or in connection therewith following the Closing.

4.            CONDITIONS PRECEDENT

4.1	Conditions Precedent to Obligations of Buyer and Sellers

The obligation of the Buyer and the Sellers to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by the Buyer and Sellers in writing in whole or in part to the extent permitted by applicable Law):

4.1.1	GA’s Approval. The transactions contemplated under this Agreement shall have been duly approved by the independent shareholders of GA in compliance with applicable Laws and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

4.1.2	Volvo Cars’ Approval. The transactions contemplated under this Agreement shall have been duly approved by the shareholders of Volvo Car AB (publ) in compliance with applicable Laws, the Swedish Corporate Governance Code and Nasdaq Stockholm’s rulebook for issuers.

4.1.3	No Injunction. There shall be no injunction, restraining order or decree of any nature of any Governmental Authority or applicable Law that is in effect that restrains or prohibits the consummation of the transactions contemplated by this Agreement.

4.1.4	Governmental Consent. Any applicable waiting periods, together with any extensions thereof, or any actions, non-actions, consents, approvals, waivers or clearances from any Governmental Authority that are related or required for the completion of the Equity Transfer, including those set forth in Schedule V, shall have expired, been terminated or obtained, as applicable.

4.2	Conditions Precedent to Obligations of the Buyer

The obligation of the Buyer to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following additional conditions (any or all of which may be waived by the Buyer in writing in whole or in part to the extent permitted by applicable Laws):

4.2.1	Accuracy of Representations and Warranties. The representations and warranties of the Sellers contained in Sections 5.1 and 5.2, as applicable, shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date except for representations and warranties made only at and as of a certain date, in which case as of such specified date.

4.2.2	Performance of Agreement. Each of the Sellers shall have performed and complied with, in all material respects, all obligations and agreements required in this Agreement to be performed or complied with by them on or prior to the Closing Date.

4.2.3	No Material Adverse Effect. No Material Adverse Effect shall have occurred since the Effective Date.

4.2.4	Company’s Internal Approval. Each of the Sellers has delivered to the Company resolutions of the board of directors and the shareholders of the Company, duly signed by it and by the director(s) appointed by it, approving (i) implementation of the transactions contemplated by this Agreement, (ii) the adoption of the Amended Articles and (iii) the change of legal representative, director(s), supervisor(s) and/or general manager of the Company (if applicable), and evidence thereof shall have been delivered to the Buyer.

4.2.5	Waiver of Shareholders’ Rights. The existing shareholders of the Company shall have waived their right of first refusal with respect to the Equity Transfer, and evidence thereof shall have been delivered to the Buyer.

4.2.6	AMR Registration. The Company shall have completed the filing and registration procedures with competent AMR in connection with (i) the Equity Transfer, (ii) the adoption of the Amended Articles, (iii) the change of legal representative, director(s), supervisor(s) and/or general manager of the Company as set forth in Schedule VII hereto (the “AMR Registration”), and evidence thereof shall have been delivered to the Buyer.

4.3	Conditions Precedent to Obligations of the Sellers

The obligations of the Sellers to consummate the transactions contemplated by this Agreement are subject to the fulfillment, prior to or on the Closing Date, of each of the following additional conditions (any or all of which may be waived by the Sellers in writing in whole or in part to the extent permitted by applicable Law):

4.3.1	Accuracy of Representations and Warranties. The representations and warranties of the Buyer contained in Section 5.1 shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date except for representations and warranties made only at and as of a certain date, in which case as of such specified date.

4.3.2	Performance of Agreement. The Buyer shall have performed and complied with, in all material respects, all obligations and agreements required in this Agreement to be performed or complied with by it on or prior to the Closing Date.

5.           REPRESENTATIONS AND WARRANTIES

5.1	Each Party, severally and not jointly, hereby represents and warrants to other Parties that as of the date of this Agreement and as of the Closing Date,

(a)	such Party is a corporation duly and legally organized, validly existing and in good standing under relevant laws and regulations of the jurisdiction in which it is incorporated or resides;

(b)	such Party has all requisite power, authority and approvals required to enter into this Agreement and has all requisite power, authority and approvals to fully perform its obligations thereunder in accordance with the applicable Laws;

(c)	such Party’s execution and performance of this Agreement do not and will not, in any material respects, (i) violate, conflict with or result in the breach of any provision of its articles of association or similar charter documents, or (ii) conflict with or violate any applicable Laws or Governmental Order applicable to it, or (iii) conflict with, result in any breach of, constitute a default (or an event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of any Contract to which such Party is a party or result in the creation of any Encumbrance (except for Permitted Encumbrance) upon any of the properties or assets of such Party;

(d)	such Party’s execution and performance of this Agreement do not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority, except the Governmental Consent as set forth in Schedule V and except where in each case the failure to obtain such consent, approval, authorization, action or to make such filing or notification would not, individually or in the aggregate, prevent or materially delay the performance of such Party’s obligations under this Agreement; and

(e)	such Party’s representative whose signature is affixed to this Agreement is fully authorized to sign this Agreement on behalf of such Party, and this Agreement has been duly executed and delivered by such Party and assuming the due authorization, execution and delivery by the other Parties, constitutes the legal, valid, binding and enforceable obligations of such Party in accordance with the terms hereunder.

5.2	Each of the Sellers severally but not jointly makes the representations and warranties set out in Schedule I to the Buyer as of the date of this Agreement and as of the Closing Date. For clarity, notwithstanding anything to the contrary in this Agreement, the Sellers do not have joint and several liability for any representations and warranties, covenants and other obligations or liabilities in connection with the transaction as contemplated under this Agreement.

5.3	The Company makes the representations and warranties set out in Schedule II to the Buyer as of the date of this Agreement and as of the Closing Date. For clarity, notwithstanding anything to the contrary in this Agreement, the Sellers do not have joint and several liability with each other and with the Company for any representations and warranties, covenants and other obligations or liabilities of the Company in connection with the transaction as contemplated under this Agreement.

6.            COVENANTS

6.1	Except as otherwise expressly provided in this Agreement or with the prior written consent of the Buyer (which shall be provided promptly and not be unreasonably withheld), from the Effective Date until the earlier of the Closing Date and the valid termination of this Agreement in accordance with Section 7 (the “Interim Period”), the Company shall and shall cause its Subsidiaries to, and each Seller shall vote at the shareholders meeting of the Company to support the Company and its Subsidiaries to, to the extent permitted by applicable Laws:

6.1.1	conduct their business in the ordinary course of business consistent with past practice;

6.1.2	preserve (i) the present business operations, organization (including officers and key employees) and goodwill of the Group Companies in the ordinary course of business consistent with past practice, and (ii) the present relationships with Persons having business dealings with the Group Companies (including customers and suppliers) in the ordinary course of business and consistent with past practice;

6.1.3	maintain (i) all of the assets and properties of, or used by, the Group Companies in their current condition consistent with past practice, except for ordinary course lease expiration, and ordinary wear and tear, and (ii) insurance upon all of the properties and assets of the Group Companies in such amounts and of such kinds comparable to that in effect on the date of this Agreement;

6.1.4	(i) maintain the books, accounts and records of the Group Companies in the ordinary course of business consistent with past practice, (ii) continue to collect accounts receivable and pay accounts payable using normal procedures and without discounting or accelerating payment of such accounts in the ordinary course of business consistent with past practice, and (iii) comply with all contractual and other obligations of the Group Companies in all material respects; and

6.1.5	comply in all material respects with all applicable Laws.

6.2	Without limiting the generality of Section 6.1, except as otherwise expressly provided in this Agreement or with the prior written consent of the Buyer (which shall be provided promptly and not be unreasonably withheld), during the Interim Period, the Company shall not and shall cause its Subsidiaries not to, and each Seller shall not vote at the shareholders meeting of the Company to support the Company and its Subsidiaries to, to the extent permitted by applicable Laws:

6.2.1	declare, set aside, make or pay any dividend or other distribution in respect of the share capital of, or other equity interests or ownership interests in, any Group Company or repurchase, redeem or otherwise acquire any outstanding share capital, equity interests or other securities of, or other ownership interests in, any Group Company;

6.2.2	transfer, issue, sell, pledge, encumber or dispose of any equity interests, share capital or other securities of, or other ownership interests in, any Group Company or grant options, warrants, calls or other rights to purchase or otherwise acquire equity interests, share capital or other securities of, or other ownership interests in, any Group Company;

6.2.3	effect any recapitalization, reclassification, share split, share combination or like change in the capitalization of any Group Company, or amend the terms of any outstanding securities of any Group Company;

6.2.4	amend the articles of association or equivalent organizational or governing documents of any Group Company, excluding (i) what is necessary to consummate the transactions contemplated by this Agreement, and (ii) the necessary updates to accommodate the requirement of PRC Company Law and other applicable Laws, provided that the amendments shall be made to the minimum extent required by Law and the Governmental Authorities and shall not substantially prevent or delay the consummation of the transactions contemplated by this Agreement;

6.2.5	except for those conducted in the ordinary course of business consistent with past practice, (i) increase the salary or other compensation of any director, officer or employee of any Group Company, (ii) grant any bonus, benefit or other direct or indirect compensation to any director, officer, employee or consultant, (iii) increase the coverage or benefits available under any (or create any new) severance pay, termination pay, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or other employee benefit plan or arrangement made to, for, or with any of the directors, officers, employees, agents or representatives of any Group Company or otherwise modify or amend or terminate any such plan or arrangement or (iv) enter into or amend any employment, deferred compensation, severance, special pay, consulting, non-competition or similar agreement or arrangement with any directors, officers or employees of any Group Company;

6.2.6	subject to any lien or otherwise encumber or permit, allow or suffer to be encumbered, any of the properties or assets (whether tangible or intangible, including Intellectual Properties) of, or used by, any Group Company, other than Permitted Encumbrance or other than in the ordinary course of business consistent with past practice;

6.2.7	acquire any properties or assets by any Group Company with an amount in excess of RMB2,000,000 or sell, assign, license, transfer, convey, lease or otherwise dispose of any of properties or assets of, or used by, any Group Company with an amount in excess of RMB2,000,000, other than in the ordinary course of business consistent with past practice;

6.2.8	enter into or agree to enter into any merger or consolidation by any Group Company with any corporation or other entity, or engage any Group Company in any new business;

6.2.9	invest in, make a loan, advance or capital contribution to, or otherwise acquire the securities, of any other Person by any Group Company with an amount in excess of RMB2,000,000;

6.2.10	cancel or compromise any debt or claim or waive or release any material right of any Group Company with an amount in excess of RMB2,000,000;

6.2.11	incur, assume, alter, amend or modify any indebtedness for borrowed money, or guarantee thereof, or issue any debt securities with an amount in excess of RMB2,000,000, except in the ordinary course of business consistent with past practice;

6.2.12	enter into any commitment for capital expenditures of any Group Company in excess of RMB2,000,000 for any individual commitment;

6.2.13	make a change in the accounting or tax reporting principles, methods or policies of any Group Company;

6.2.14	enter into any Contract (i) that restrains, restricts, limits or impedes the ability of any Group Company to compete with or conduct any business or line of business in any geographic area or solicit the employment of any persons; (ii) under which the transaction amount exceeds RMB 2,000,000, except in the ordinary course of business consistent with past practice;

6.2.15	enter into any Contract that would be a Material Contract if such Contract had been entered into prior to the date of this Agreement or materially amend, modify, renew (other than any automatic renewal in accordance with the relevant contractual terms), consent to the termination of, or waive any material rights under, any Material Contract;

6.2.16	commence any Action for a claim of more than RMB2,000,000 or settle or compromise any pending or threatened Action for an amount in excess of RMB2,000,000 or that would impose any material restrictions on the business or operations of any Group Company;

6.2.17	effect or commence any liquidation, dissolution, winding-up, scheme of arrangement, restructuring, reorganization or similar transaction involving any Group Company;

6.2.18	permit any Owned Intellectual Property of any Group Company to lapse or to be abandoned, dedicated, or disclaimed, fail to perform or make any applicable filings, recordings or other similar actions or filings, fail to pay all required fees and taxes required or advisable to maintain and protect its interest in such Owned Intellectual Property, or grant or license or transfer to any third party any such Owned Intellectual Property, except grants of non-exclusive licenses of Intellectual Property or in the ordinary course of business consistent with past practice or except where such permission, failure or grant would not result in a Material Adverse Effect;

6.2.19	take any action that would adversely affect the ability of the Parties to consummate the transactions contemplated by this Agreement; or

6.2.20	agree to do anything (i) prohibited by this Section 6.2, (ii) that would make any of the representations and warranties of the Sellers in this Agreement untrue or incorrect in any material respect or could result in any of the conditions to the Closing not being satisfied or (iii) that would be reasonably expected to have a Material Adverse Effect.

6.3	Access to Information

In each case subject to restrictions under applicable Laws and the Group Companies confidentiality obligations toward third parties,

(a)	as soon as reasonably practicable, but in no event later than twenty (20) days after the end of each calendar month during the Interim Period, the Company shall, and each Seller shall vote at the shareholders meeting of the Company to support to, provide the Buyer with (i) unaudited monthly financial statements and (ii) operating or management information of the Group Companies reasonably required by the Buyer. In addition, the Company shall and each Seller shall vote at the shareholders meeting of the Company to support to, promptly provide the Buyer with other information reasonably requested by the Buyer, including any information requested in connection with the Buyer’s financing for the Equity Transfer.

(b)	the Company and its Subsidiaries shall allow the Buyer and its accountants, counsel, financial advisors and other representatives, at their own cost, reasonable access, during normal business hours upon prior notice during the Interim Period, to the Group Companies’ respective properties and facilities (including all real property and the buildings, structures, fixtures, appurtenances and improvements erected, attached or located thereon), books, financial information, contracts and records of the Group Companies and, during such period, shall as soon as reasonably possible furnish such information concerning the businesses, properties and personnel of the Group Companies as the Buyer shall reasonably request; provided, however, that such access in each case shall not disrupt the Group Companies’ operations.

6.4	Notification of Certain Matters

Each of the Parties shall give notice to the other Parties as promptly as reasonably practicable upon becoming aware of (a) any fact, change, condition, circumstance, event, occurrence or non-occurrence that has caused or is reasonably likely to cause any representation or warranty in this Agreement made by it to be untrue or inaccurate in any respect at any time after the date hereof and prior to the Closing, (b) any failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, (c) the institution of or the threat of institution of any Action against it that may adversely affect the transactions contemplated hereby or the Group Companies or related to this Agreement or the transactions contemplated hereby, (d) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement, or (e) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; provided that the delivery of any notice pursuant to this Section 6.4 shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice, or the representations or warranties of, or the conditions to the obligations of, the Parties hereto.

6.5	Further Assurances

Each of the Parties shall use its reasonable best efforts to take, or cause to be taken, all actions necessary or appropriate to (i) consummate the transactions contemplated by this Agreement and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, prior to and at the Closing Date, each Party shall cooperate with the other Parties without any further consideration to make all filings with, and to obtain all consents of, any Governmental Authority or any other Person under any permit, license, agreement, indenture or other instrument (including any consents), and to take all such other actions as such Party may reasonably be requested to take by the other Parties from time to time, consistent with the terms of this Agreement, in order to effectuate the provisions and purposes of this Agreement and the transactions contemplated hereby.

6.6	GH’s Additional Covenants

6.6.1	GH shall use reasonable best efforts to assist GA (i) to convene a shareholders meeting as soon as possible to authorize and approve the transactions contemplated in this Agreement, (ii) to recommend to its shareholders that they authorize and approve this Agreement and the transactions contemplated hereunder, (iii) to solicit from its shareholders proxies in favor of the authorization and approval of this Agreement and the transactions contemplated hereunder, and (iv) to take all other actions necessary or advisable to secure the approval from its independent shareholders, in each case in compliance with applicable Laws and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

6.6.2

6.7	VCI’s Additional Covenants

VCI shall use reasonable best efforts to cause Volvo Car AB (publ) (i) to convene a shareholders meeting as soon as reasonably possible (considering e.g. timing for GH’s shareholders meeting) to authorize and approve the transactions contemplated in this Agreement, (ii) to recommend to its shareholders that they authorize and approve this Agreement and the transactions contemplated hereunder, and (iii) to take all other actions reasonably necessary or advisable to secure shareholders’ approval, in each case in compliance with applicable Laws, the Swedish Corporate Governance Code and Nasdaq Stockholm’s rulebook for issuers.

6.8	Company’s Additional Covenants

6.8.1

6.8.2

6.8.3

7.            TERMINATION

7.1	This Agreement may be terminated at any time prior to the Closing:

(a)	by the mutual written consent of the Parties;

(b)	by any of the Sellers or the Buyer, by written notice to the other Parties, if the Closing has not occurred on or before the Long Stop Date, provided that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to the Seller or the Buyer seeking to terminate if such Seller or the Buyer is in breach of, or has breached, any of its obligations under this Agreement, which breach has been a material cause of the failure of the Closing to be consummated on or before such date;

(c)	by any Party, by written notice to the other Parties, if the consummation of the transactions contemplated by this Agreement would violate any non-appealable final Governmental Order, provided that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to the Party seeking to terminate if such Party is in breach of, or has breached, any of its obligations under this Agreement, which breach has been a material cause of such Governmental Order;

(d)	by written notice from the Buyer if there has been a material breach of any representation, warranty, covenant or agreement on the part of any Seller contained in this Agreement such that the conditions set forth in Section 4.2 would not be satisfied and such breach or failure of condition is not curable or, if curable, is not cured prior to the earlier of (i) 30 days after written notice thereof is given by the Buyer to such Seller or (ii) the Long Stop Date; provided that the Buyer shall not have the right to terminate this Agreement pursuant to this Section 7.1(d) if the Buyer is then in breach of any of its representation, warranty, covenant or agreement contained in this Agreement that would cause the conditions set forth in Section 4.3 not to be satisfied; or

(e)	by written notice from any Seller if there has been a material breach of any representation, warranty, covenant or agreement on the part of the Buyer contained in this Agreement such that the conditions set forth in Section 4.3 would not be satisfied and such breach or failure of condition is not curable or, if curable, is not cured prior to the earlier of (i) 30 days after written notice thereof is given by such Seller to the Buyer or (ii) the Long Stop Date; provided that such Seller shall not have the right to terminate this Agreement pursuant to this Section 7.1(e) if such Seller is then in breach of any of its representation, warranty, covenant or agreement contained in this Agreement that would cause the conditions set forth in Section 4.2 not to be satisfied.

7.2	In the event of termination by any Party pursuant to Section 7.1 above, written notice thereof shall promptly be given to the other Parties and the transaction contemplated hereunder shall be terminated without further action by any Party; provided, however, that (a) the provisions of this Section 7 (Termination), Section 9 (Confidentiality), Section 10 (Notice), Section 11 (Governing Law and Dispute Resolution), Section 12 (Taxes, Costs and Expenses) and Section 13 (Miscellaneous) shall survive such termination, (b) the Parties shall take all necessary actions (including without limitation to cancel or modify any government registration, filings or other documents that have been conducted before such termination) to restore all Parties to their original position and status they were in immediately prior to the execution of this Agreement and the Party which is in breach of the Agreement (if any) shall be responsible for the relevant fees and Losses, and (c) nothing contained herein shall relieve any Liabilities of any Party for breach of this Agreement that occurred prior to the termination hereof.

8.            INDEMNIFICATION AND REMEDIES

8.1	Survival

All representations and warranties made by each Party contained in Section 5 shall survive for a period of twenty-four (24) months following the Closing Date; provided that (i) the Fundamental Representations shall survive for a period of thirty-six (36) months following the Closing Date and (ii) the representations and warranties set forth in Section 8 of Schedule II shall survive until 60 days after the expiration of the applicable statute of limitations for the taxes at issue. The covenants and agreements of each Seller and the Company set forth in this Agreement shall survive the Closing until fully discharged in accordance with their terms and the covenants or agreements that by their terms relates only to the Interim Period shall terminate as of the Closing.

8.2	Indemnification by the Company and Sellers

8.2.1	Subject to the limitations as set forth in Section 8 (including Section 8.2.4 and Section 8.2.6), from and after the Closing, each Seller and the Company (each, an “Indemnifying Party”) hereby agrees to, severally but not jointly, indemnify and hold the Buyer, its Affiliates and their respective directors, officers, employees, agents, successors and assignees (collectively, the “Indemnified Parties” and each, an “Indemnified Party”) harmless from and against any and all Losses which arise out of or result from: (i) any material breach, violation or nonperformance of any covenant or agreement of such Indemnifying Party under this Agreement, and/or (ii) any material inaccuracy or breach of any of the representations or warranties made by such Indemnifying Party under this Agreement. For the avoidance of doubt, nothing in this Clause released the Indemnified Parties to prove their Losses.

8.2.2	For purposes of applying the indemnification remedies provided in this Section 8, when calculating the amount of any Losses relating thereto, in each case, the representations, warranties and covenants made by any Indemnifying Party in this Agreement shall be considered and applied without regard to any reference as to materiality, Material Adverse Effect or similar materiality qualifications set forth therein.

8.2.3	Notwithstanding anything to the contrary herein, each Seller’s and the Company’s liability towards the Buyer under this Agreement is subject to Closing having occurred.

8.2.4	Limitations in Amount

(a)	Absent fraud and willful breach, the Indemnified Party shall not be entitled to indemnification under Section 8.2.1 unless, with respect to the claims of the Indemnified Party, (i) the amount of the relevant single claim thereunder exceeds RMB 1,000,000 (each a “Qualifying Claim”), and (ii) the aggregate amount of all Qualifying Claims thereunder exceeds RMB 45,000,000 (the “Basket Amount”), in which case the Indemnified Party shall be entitled to the full amount of such claim(s) for the entire amount of such Losses, and not merely the portion of such Losses exceeding the Basket Amount, subject to the Seller Cap and Company Cap defined below;

(b)	Absent fraud and willful breach, the total liability of each Seller in respect of all Loss(es) under Section 8.2.1 shall not exceed 10% of such Indemnifying Party’s Purchase Price that has been received by the Indemnifying Party (the “Seller Cap”); and

(c)	Absent fraud and wilful breach, the total liability of the Company in respect of all Loss(es) under Section 8.2.1 shall not exceed 10% of the total Purchase Price payable by the Buyer (“Company Cap”).

8.2.5	Notwithstanding any other provisions of this Agreement to the contrary but without prejudice to Section 8.4, for any indemnification claim made by an Indemnified Party against any Indemnifying Party under this Section 8, if the Indemnifying Party is the Company, the Indemnifying Party shall not have the right of recourse against the Sellers in any event, and if the Indemnifying Party is the Sellers, the Indemnifying Party shall not have the right of recourse against any of the Group Companies in any event.

8.2.6	The Indemnifying Party shall not be liable to compensate the Indemnified Party for any Loss:

(a)	if the matter or occurrence giving rise to the breach of representations and warranties and the subsequent Loss has been included in the Locked Box Account or has been otherwise disclosed to the Buyer, including but not limited to those disclosed by the Sellers or the Group Companies in the Disclosure Letter (including the general disclosure and specific disclosure thereunder), the Financial Statements or this Agreement;

(b)	which occurs as a result of any act or omission by the Indemnifying Party in accordance with any request or consent from the Indemnified Party; and

(c)	which occurs as a result of any applicable Laws not issued on the Effective Date (or any alteration or repeal of any applicable laws in force on the Effective Date, to the extent that such alteration or repeal has not been issued on the Effective Date), or which takes effect retroactively, or occurs as a result of any increase in the tax rate in force on the Effective Date or any change in the generally established practices (including interpretation of applicable Laws) of the relevant authority.

8.2.7	Notwithstanding anything to the contrary herein, the Buyer acknowledges that it has had the opportunity to conduct due diligence and investigation with respect to the Group Companies, and in no event shall the Sellers have any liability to the Buyer with respect to a breach of representation, warranty or covenant under this Agreement to the extent that the Buyer knew or should have known (after making such due inquiry and exercising such due diligence as a prudent investor would have made or exercised in connection with a comparable investment) of such breach as of the Closing Date.

8.3	Indemnification by Buyer

8.3.1	If any sum due for payment in accordance with this Agreement is not paid by the Buyer on the due date for payment, the Buyer shall pay a late payment interest at the rate of 0.01% per day on that sum from but excluding the due date to and including the date of actual payment calculated on a daily basis.

8.3.2	Subject to the limitations as set forth in Section 8.3.3 and Section 8.4, from and after the Closing, the Buyer hereby agrees to indemnify and hold the Sellers, its Affiliates and their respective directors, officers, employees, agents, successors and assignees (collectively, the “Seller Indemnified Parties” and each, a “Seller Indemnified Party”) harmless from and against any and all Losses which arise out of or result from: (i) any material breach, violation or nonperformance of any covenant or agreement of the Buyer under this Agreement, and/or (ii) any material inaccuracy or breach of any of the representations or warranties made by the Buyer under this Agreement. For the avoidance of doubt, nothing in this Clause released the Seller Indemnified Parties to prove their Losses.

8.3.3	Absent fraud and willful breach, each Seller Indemnified Party shall not be entitled to indemnification under this Section 8.3.2 unless, with respect to the claims of the Seller Indemnified Party, (i) the amount of the relevant single claim thereunder exceeds RMB 1,000,000 (each a “Seller Qualifying Claim”), and (ii) the aggregate amount of all such Seller Qualifying Claims thereunder exceeds RMB45,000,000 (the “Seller Basket Amount”), in which case the Seller Indemnified Party shall be entitled to the full amount of such claim(s) for the entire amount of such Losses, and not merely the portion of such Losses exceeding the Seller Basket Amount, subject to the Buyer Cap defined below.

8.3.4	Absent fraud and willful breach, the total liability of the Buyer in respect of all Loss(es) under Section 8.3.2 of each Seller Indemnified Party shall not exceed 10% of such Seller’s Purchase Price that shall be payable by the Buyer (the “Buyer Cap”).

8.3.5	Notwithstanding anything to the contrary herein, the Buyer’s liability towards the Sellers under this Agreement is subject to Closing having occurred.

8.3.6	Notwithstanding anything to the contrary herein, the Buyer’s obligations of paying the Purchase Prices to the Sellers under Section 2.2, Section 2.4, the interest accrued on the Second Payment and the interest under Section 8.3.1 above are not subject to any liability limitations or other restrictions as provided in Sections 8.3.3 and 8.3.4, and none of Sections 8.3.3 or 8.3.4 shall apply to the obligation and liabilities in connection with Buyer’s payment of the Purchase Prices or any interest accrued thereon to the Sellers under Section 2.2, Section 2.4 and Section 8.3.1.

8.4	Any Losses subject to indemnification hereunder shall be determined without duplication of recovery by reason of the state of facts giving rise to such Losses, including if such state of facts constitutes a breach of more than one representation, warranty, covenant or other provision of this Agreement.

9.            CONFIDENTIALITY

9.1	Subject to Sections 9.2 and 9.3, each Party undertakes with the other Parties that it shall treat as strictly confidential all information received or obtained by it, its Affiliates or the directors, officers, employees, agents, advisers or other representatives of such Party or its Affiliates (collectively, such Party’s “Representatives”) in connection with entering into or performing this Agreement, including information relating to the existence and provisions of this Agreement, the negotiations leading up to this Agreement, the materials and information acquired by the Representatives through their due diligence of the Group Company, the subject matter of this Agreement or the business or affairs of the other Parties or any Subsidiary of the other Parties (collectively, “Confidential Information”), and that it shall not at any time hereafter disclose or divulge to any Person any Confidential Information and shall use its best endeavor to prevent the publication or disclosure of any Confidential Information. Each Party also undertakes with the other Parties that neither it nor any of its Representatives shall trade or engage in any derivative or other transaction on the basis of such Confidential Information in violation of any applicable Laws.

9.2	Confidential Information shall not include any information that is (i) previously known on a non-confidential basis by the receiving Party or its Representatives, (ii) in the public domain through no fault of such receiving Party or its Representatives, (iii) received from a Person other than any of the other Parties or their respective Representatives, so long as such Person was not, to the best knowledge of the receiving Party, subject to a duty of confidentiality to such other Party, or (iv) developed independently by the receiving Party without reference to Confidential Information of the disclosing Party.

9.3	Notwithstanding Section 9.1:

9.3.1	any Party may disclose Confidential Information to the extent that such disclosure (i) is required under applicable Laws or any judicial or regulatory process or (ii) is requested by any Governmental Authority or other regulatory body, including the rules and requirements of any securities exchange; or (iii) is made in relation to the arbitration as set forth in Section 11.2, provided, that, in the case of the foregoing (i) and (ii), such Party shall, to the extent permitted by Law and so far as it is practicable, provide the other Parties with prompt notice of such requirement or request and cooperate with the other Parties at such other Parties’ request and cost to enable such other Parties to seek an appropriate protection order or remedy; and

9.3.2	any Party may disclose Confidential Information to its Representatives on a need-to-know basis; provided, that such Party shall use reasonable best efforts to ensure that each such Person to which it discloses Confidential Information strictly abides by the confidentiality obligations hereunder and shall be responsible for any breach of confidentiality obligations by such Person.

9.4	Except as may be required by applicable Law, the press release announcing the execution of this Agreement shall be issued only in such form as shall be agreed among the Parties. Thereafter, at any time prior to the earlier of the Closing Date and the valid termination of this Agreement pursuant to Section 7, except as may be required by applicable Law, each Party shall consult with the other Parties before it or its Affiliates issues any press release, has any communication with the press, making any other public statement with respect to this Agreement and the transactions contemplated hereunder, and shall provide each other a reasonable opportunity to review and comment on (and consider such proposed comments in good faith), such press releases, communication or public statement.

10.          NOTICE

10.1	Any notice given by a Party to the other Parties under this Agreement shall be deemed validly served by hand delivery or by prepaid registered mail sent through the post (airmail if to an overseas address) or by email transmission to its address given herein or such other address as may from time to time be notified for this purpose and any notice served by prepaid registered letter shall be deemed to have been served 48 hours (72 hours in the case of a letter sent by airmail to an address in another country) after the time at which it was posted, any notice served by email transmission shall be deemed to have been served at the time of the email transmission, it shall be sufficient (in the case of service by hand and prepaid registered letter) to prove that the notice was properly addressed and delivered or posted, as the case may be, and in the case of service by email transmission to prove that there is no system-generated non-delivery notice received by the sender.

10.2	Each notice, demand or other communication given or made under this Agreement shall be in writing and delivered or sent to the relevant Party at its address or telex number or email address set out hereinafter (or such other address or email address as the addressee has by five (5) days’ prior written notice specified to the other Parties):

To the Buyer	:

To GH	:
To VCI	:

To the Company

11.         GOVERNING LAW AND DISPUTE RESOLUTION

11.1	The validity, construction, implementation and interpretation of this Agreement shall be governed by and construed in accordance with the laws of the PRC.

11.2	Dispute resolution

11.2.1	Consultations

In the event of a dispute arising out of or in connection with the interpretation or implementation of this Agreement (the “Dispute”), the Parties shall attempt in the first instance to resolve the Dispute in good faith by friendly consultations between the Parties. If the Dispute cannot be resolved by any such method within thirty (30) Business Days after the commencement of consultation, then any Party may submit the Dispute to arbitration.

11.2.2	Arbitration

(a)	Any Dispute referred to arbitration shall be finally resolved by arbitration administered by the China International Economic and Trade Arbitration Commission Shanghai Sub-Commission (“CIETAC”), which shall be held in Shanghai and conducted in accordance with the CIETAC arbitration rules in force when the notice of arbitration is submitted by a Party, which rules are deemed to be incorporated by reference into this clause, by three (3) arbitrators appointed in accordance with the said rules, and in such case:

(i)	all proceedings in any such arbitration shall be conducted in English;

(ii)	all of the arbitrators shall be fluent in English; and

(iii)	only the English text of this Agreement shall be referred to by the arbitrators in the course of the arbitration proceedings.

(b)	In any arbitration proceeding, any legal proceeding to enforce any arbitration award and in any legal action between the Parties pursuant to or relating to this Agreement, each Party expressly waives the defence of sovereign immunity and any other defence based on the fact or allegation that it is a political subdivision, agency or instrumentality of a sovereign state.

(c)	Should a Dispute be submitted to arbitration, all Parties shall in all other respects, except in the event of termination, continue to perform their respective obligations in accordance with this Agreement.

(d)	The arbitration award shall be final and binding on all Parties. The costs of arbitration shall be borne by the losing Party or as otherwise determined by the arbitration tribunal. Any award of the arbitrator tribunal shall be enforceable by any court having jurisdiction over a Party against which the award has been rendered, or in any place where assets of a Party against which the award has been rendered are located, and will be enforceable in accordance with applicable Law in the jurisdiction in which such enforcement is sought, and the terms of applicable treaties and international conventions.

12.         TAXES, COSTS AND EXPENSES

Unless as otherwise expressly specified by this Agreement, each Party shall bear its own taxes, costs and expenses incurred in connection with negotiation, preparation, execution and performance of this Agreement, including but not limited to, stamp duty, income tax, financial and legal due diligence costs, valuation fees or other legal fees.

13.         MISCELLANEOUS

13.1	Each Party hereby agrees, represents and warrants to the other Parties that such Party (i) is not, and is not acting for or on behalf of, a Listed Person, and (ii) shall not, in the course of performing under this Agreement (a) engage in any transaction that evades, avoids or attempts to violate any Sanctions which the other Parties or their Affiliates shall comply with, or (b) pay to the other Parties any proceeds derived from a transaction with a Listed Person or a Sanctioned Country.

13.2	Neither Party shall be entitled to a duplicative compensation for the same Loss under this Agreement and the Capital Injection Agreement.

13.3	This Agreement shall take effect upon signing by the Parties on the date first written above and shall be binding upon and ensure for the benefit of the estates, successors and/or permitted assigns of the Parties.

13.4	Each of the Parties hereto undertakes to the other Parties that it shall do all such acts and things and execute all such deeds and documents as may be necessary or desirable to carry into effect or to give legal effect to the provisions of this Agreement and the transactions hereby contemplated.

13.5	This Agreement constitutes the whole agreement between the Parties and supersede and terminate any previous agreements or arrangements between them relating to the subject matter hereunder; it is expressly declared that no variations hereof shall be effective unless made in writing and signed by duly authorized representatives of the Parties.

13.6	If any provision or part of a provision of this Agreement shall be, or be found by any authority or court of competent jurisdiction to be, invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions or parts of such provisions of this Agreement, all of which shall remain in full force and effect.

13.7	The Buyer and the Sellers may separately sign an equity transfer agreement in simple form (“Short Form Agreement”), which shall be solely used for filing and registration with competent Governmental Authority for completion of relevant administrative procedures with respect to the Equity Transfer. For the avoidance of doubt, this Agreement shall prevail in case that the Short Form Agreement conflicts with this Agreement.

13.8	The Parties to this Agreement are independent of each other. Each Party shall exercise its rights and assume its obligations hereunder independently. Any act or judgment by either Party shall neither affect the other Parties nor affect the rights and obligations of the other Parties hereunder or the force of any clause hereof concerning the other Parties. For further clarification, the obligations of each Seller and the Group Companies under this Agreement are several and not joint, and (i) neither Seller shall be liable or responsible in any way for the actions or lack of actions of the other Seller in connection with the transaction as contemplated under this Agreement; (ii) neither Seller shall be liable or responsible in any way for the actions or lack of actions of the Group Companies in connection with the transactions as contemplated under this Agreement.

13.9	No Party may assign this Agreement and/or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties.

13.10	This Agreement may be executed in one or more counterparts, and by the Parties on separate counterparts, but shall not be effective until each Party has executed at least one counterpart and each such counterpart shall constitute an original of this Agreement but all the counterparts shall together constitute one and the same instrument.

13.11	This Agreement is made in English. If a Chinese translation of this Agreement is delivered it is for information purposes only and does not constitute a definitive and legally binding agreement. For the avoidance of doubt, in case there is any conflict between the Chinese translation and the English version, the English version shall prevail.

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Signature page to the EQUITY TRANSFER AGREEMENT

IN WITNESS WHEREOF the Parties have hereunto caused this Agreement to be duly executed as of the date first above written.

On behalf of

Zhejiang ZEEKR Intelligent Technology Co., Ltd.

(浙江极氪智能科技有限公司)

(Company seal)

Signature:	/s/ Conghui An
Name:	Conghui An
Title:	CEO

Signature page to the EQUITY TRANSFER AGREEMENT

IN WITNESS WHEREOF the Parties have hereunto caused this Agreement to be duly executed as of the date first above written.

On behalf of

Zhejiang Geely Holding Group Co., Ltd.

(浙江吉利控股集团有限公司)

(Company seal)

Signature:	/s/ Donghui Li
Name:	Donghui Li
Title:	Legal Representative

Signature page to the EQUITY TRANSFER AGREEMENT

IN WITNESS WHEREOF the Parties have hereunto caused this Agreement to be duly executed as of the day and year first above written.

On behalf of

Volvo Cars (China) Investment Co., Ltd.

(沃尔沃汽车（中国）投资有限公司)

(Company seal)

Signature:	/s/ Xiaolin Yuan
Name:	Xiaolin Yuan
Title:	Legal Representative

Signature page to the EQUITY TRANSFER AGREEMENT

IN WITNESS WHEREOF the Parties have hereunto caused this Agreement to be duly executed as of the date first above written.

On behalf of

LYNK & CO Automotive Technology Co., Ltd.

(领克汽车科技有限公司)

(Company seal)

Signature:	/s/ Gan Jiayue
Name:	Gan Jiayue
Title:	Legal Representative / Director

Schedule I

Representations and Warranties of the Sellers

As an inducement for the Buyer to enter into this Agreement, each Seller as the existing shareholder of the Company, severally but not jointly, to the knowledge of the Sellers, makes the following representations and warranties to the Buyer as of the Effective Date and as of the Closing Date:

1.	Organization and Good Standing

The Company is duly organized, validly existing and in good standing (or equivalent status in the relevant jurisdiction) under the Laws of the place of its incorporation or establishment.

2.	Capitalization

The Target Equity held by such Seller, when transferred to the Buyer in accordance with the terms and conditions of this Agreement, is free and clear of any Encumbrances (except for the Encumbrances which have been disclosed to the Buyer, the pre-emptive right and right of first refusal specified by applicable Laws and the Company’s articles of associations or similar charter document, if any).

3.	Ownership of the Target Equity

As of the Effective Date and immediately prior to the Closing, such Seller is the record and beneficial owner and holder of the Target Equity held by it, fully paid up, validly issued and free and clear of any and all Encumbrance (except for the pre-emptive right and right of first refusal specified by applicable Laws and the Company’s articles of associations or similar charter document and the Encumbrances which have been disclosed to the Buyer, if any). Such Seller has the power and authority to sell, transfer, assign and deliver the Target Equity as provided in this Agreement. Such Seller obtained the Target Equity in accordance with applicable Law, and none of the funds of such Seller used to purchase the Target Equity were proceeds obtained directly by such Seller as a result of any activity in violation of applicable Law that could, as a result of such violation, prejudice such Seller’s title over the Target Equity. Upon the transfer of the Target Equity to the Buyer on the Closing Date in accordance with this Agreement, the Buyer will receive good and valid title to the Target Equity and all rights attached to the Target Equity, free and clear of all Encumbrances (except for the pre-emptive right and right of first refusal specified by applicable Laws and the Company’s articles of associations or similar charter document and the Encumbrances which have been disclosed to the Buyer, if any).

i

Schedule II

Representations and Warranties of the Company

As an inducement for the Buyer to enter into this Agreement, the Company makes the following representations and warranties to the Buyer as of the Effective Date and as of the Closing Date, except as set forth in, or qualified by any matter set forth in the disclosure letter as attached hereto as Schedule III (the “Disclosure Letter”). For clarity, none of the representations and warranties shall be deemed as having been made by any Seller in either an express or an implied way.

1.	Organization and Good Standing

Each of the Group Companies is duly organized, validly existing and in good standing (or equivalent status in the relevant jurisdiction) under the Laws of the place of its incorporation or establishment and has all necessary corporate power and authority to own, operate or lease all necessary properties and assets and to conduct its material businesses as presently used and conducted. Each of the Group Companies is duly qualified or licensed to conduct its business in all jurisdictions in which it conducts its business, and such qualification or license is in force and effect, except where the failure to be so qualified or licensed would not cause a Material Adverse Effect on the Group Companies, taken as a whole. All articles of association or equivalent organizational documents of the Group Companies are in full force and effect. All material corporate actions taken by the Group Companies have been duly authorized, and the Group Companies have conducted their business in all material respects in compliance with their respective articles of association or equivalent organizational documents. None of the Group Companies has winded up its business or become bankrupt or insolvent, or lost its ability to repay its due debt, nor has it entered into any liquidation of bankruptcy proceeding pursuant to the applicable Laws. No application made, order made, valid resolution passed or other actions have ever been made, issued, adopted or taken with respect to its liquidation, winding-up, bankruptcy announcement or other similar events.

2.	Capitalization

(a) The registered capital of the Company has been fully paid up in compliance with all requirements of the applicable Laws and the articles of association of the Company. The Target Equity, when transferred to the Buyer in accordance with the terms and conditions of this Agreement, is free and clear of any Encumbrances (except for the pre-emptive right and right of first refusal specified by the applicable Laws, the Amended Articles and similar charter documents of the Company).

(b) Except as set forth in Schedule VI and the Lynk Capital Injection, (i) there is no issued, reserved for issuance or outstanding capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) options, warrants, convertible securities or other rights, agreements, arrangements or covenants of whatever nature pertaining to the capital stock or other voting securities of or ownership interests in the Company, or obligating the Company to sell any of its capital stock or other voting securities or ownership interests, or (iv) other securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of or ownership interests in the Company (the items in clauses (i) through (iv) collectively, the “Company Securities”). There are no outstanding obligations of the Company or other Group Company to repurchase, redeem or otherwise acquire any of the Company Securities. The Company does not have outstanding any bonds, debentures or notes that provide the holders thereof with the right to vote (or are convertible into or exchangeable or exercisable for securities having the right to vote) on any matter on which the shareholders of the Company may vote.

(c) There are no pending disputes with respect to equity interest of any Group Company. There is no nominee holding of equity interest.

3.	Subsidiaries

(a) Schedule VI sets forth a true, correct and complete list of the Group Companies and such other Person in which the Company or any other Group Company owns any equity interests. Except as set forth in Schedule VI, no Group Company owns or controls any equity interest in any other Person, and no Group Company is obligated to make any investment in or capital contribution in or on behalf of any other Person.

(b) All of the outstanding capital stock or other voting securities of or ownership interests in, each Subsidiary of the Company, are owned by the Company, directly or indirectly, free and clear of any Encumbrances (except for the pre-emptive right and right of first refusal specified by the applicable Laws and their articles of associations or similar charter documents). Except as set forth in Schedule VI, there is no (i) issued, reserved for issuance or outstanding capital stock or other voting securities of or ownership interests in any Subsidiary of the Company, (ii) shares of capital stock or other voting securities of or ownership interests in any Subsidiary of the Company, (iii) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in any Subsidiary of the Company, (iv) options, warrants, convertible securities or other rights, agreements, arrangements or covenants of whatever nature pertaining to the capital stock or other voting securities of or ownership interests in any Subsidiary, or obligating any Subsidiary of the Company to sell any of its capital stock or other voting securities or ownership interests, or (v) other securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of or ownership interests in any Subsidiary of the Company (the items in clauses (i) through (v) collectively, the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.

(c) Except for the non-payment of the registered capital that is in compliance with the applicable Laws and their articles of associations, the outstanding shares, share capital or registered capital, as the case may be, of each of the Subsidiaries of the Company is duly authorized, validly issued, fully paid and nonassessable, and the portion of the outstanding shares, share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries and such other entity in which a Group Company owns or otherwise holds any equity interest is owned by such Group Company free and clear of all Encumbrances (except for the pre-emptive right and right of first refusal specified by applicable Laws and their articles of association or similar charter documents).

4.	Ownership of the Target Equity

As of the Effective Date and immediately prior to the Closing, (i) GH is the record and beneficial owner and holder of GH Equity, fully paid up, validly issued and free and clear of any and all Encumbrance (except for the pre-emptive right and right of first refusal specified by applicable Laws and the Company’s articles of associations or similar charter documents) and (ii) VCI is the record and beneficial owner and holder of VCI Equity, fully paid up, validly issued and free and clear of any and all Encumbrance (except for the pre-emptive right and right of first refusal specified by applicable Laws and the Company’s articles of associations or similar charter documents). Upon the transfer of the Target Equity to the Buyer on the Closing Date in accordance with this Agreement, the Buyer will receive good and valid title to the Target Equity and all rights attached to the Target Equity, free and clear of all Encumbrances (except for the pre-emptive right and right of first refusal specified by applicable Laws and the Company’s articles of associations or similar charter documents).

5.	Financial Statements

(a) The Company has delivered to the Buyer copies of the consolidated balance sheets of the Group Companies as at December 31, 2021, December 31,2022, December 31, 2023 and September 30, 2024 and the related consolidated statements of income and of cash flows of the Group Companies for the years/periods then ended (such statements, including the related notes and schedules thereto, are referred to herein as the “Financial Statements”). The Financial Statements and the Locked Box Accounts: (i) have been prepared according to the books and other financial records of the Group Companies, (ii) in all respects, present truly, accurately, completely and fairly the financial conditions, results of operations and cash flows of the Group Companies, as of the dates thereof (or with respect to the Locked Box Accounts, as of the Locked Box Date) or for the periods covered thereby, and (iii) have been prepared in accordance with the Accounting Standards and the accounting principles of the Group Companies on a consistent basis.

(b) The books and other financial records of the Group Companies: (i) reflect in all material aspects all items of income and expense, and all assets and Liabilities required to be reflected therein in accordance with the Accounting Standards, (ii) are complete and accurate in all material respects, and do not contain or reflect any material inaccuracies or discrepancies, and (iii) have been prepared in accordance with good business and accounting practices in all material aspects.

(c) The assets and inventories of the Group Companies are in good saleable condition and to the knowledge of the Company, no impairment is needed.

(d) There has not been any Leakage from (but excluding) the Locked Box Date to (and including) the date of this Agreement.

6.	Absence of Certain Changes

Since the Locked Box Date, there has not been any Material Adverse Effect and there has not been any fact, event, change or circumstance that would be reasonably likely to have a Material Adverse Effect. Except as a result of the execution and delivery of this Agreement, since the Locked Box Date, (i) the business of the Group Companies has been conducted in all material respects in the ordinary course consistent with past practice and (ii) no Group Company has taken any action or omitted to take any action that would, if taken after the date hereof, be prohibited by Section 6.2.

7.	No Undisclosed Liabilities.

No Group Company has any Liabilities, except for (i) Liabilities reflected in the Financial Statements or the Locked Box Accounts, (ii) Liabilities incurred in the ordinary course of business consistent with past practice since the Locked Box Date that would not be prohibited by this Agreement, or (iii) Liabilities that would not materially and adversely impact the Group Companies, taken as a whole.

8.	Taxation

(a) Except as would not reasonably be expected to have a Material Adverse Effect, each Group Company, within applicable time limits, (i) has filed all material tax returns required to be filed under applicable Laws (or has been properly included in all tax returns required to be filed under applicable Laws), and such tax returns are true, correct, and complete without any omission in any material respects; (ii) has obtained and maintained the invoices (including VAT invoices) receipts and other supporting documents that comply with applicable Laws in all material respects; (iii) has provided all information and maintained in all material respects all records, receipts and other supporting documents in relation to tax as it is required to make, provide or maintain; and (iv) has complied in all material respects on a timely basis with all notices served on it and any other requirements lawfully made of it by any tax authority. Except as would not reasonably be expected to have a Material Adverse Effect, to the knowledge of the Company, each Group Company has timely paid or withheld all taxes due, and it is or will not become liable to pay any fine, penalty, surcharge or interest in relation to tax with respect to any taxable period prior to the date of this Agreement.

(b) Each Group Company is in compliance in all material respects with all applicable transfer pricing requirements in all jurisdictions in which it does business.

(c) None of the Group Companies has unsettled Actions that may have Material Adverse Effect with any tax authorities.

9.	Assets

The Group Companies have in all material respects good and marketable title to, or a valid and binding leasehold interest in, all material personal properties and assets reflected on the Financial Statements and all other properties and assets necessary to conduct their respective businesses, in each case free and clear of all Encumbrance of any kind except for Permitted Encumbrances. With respect to the material property and assets it leases, each of the Group Companies is in all material respects in compliance with such leases

10.	Real Property

(a) Each Group Company has good and valid title to its Owned Real Property, free and clear of all Encumbrances except for Permitted Encumbrances. Except as would not reasonably be expected to have a Material Adverse Effect, each Group Company has duly obtained for each Owned Real Property the respective certificates for land use rights and property ownership certificates, and has fully paid all the amounts due and payable for acquiring or constructing each Owned Real Property payable to any Person (including land granting fees, various land acquisition fees, and project construction funds). With respect to each Owned Real Property: except as would not reasonably be expected to have a Material Adverse Effect, (i) none of the Group Company has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof and (ii) other than the statutory rights of first refusal of any lessee under the Laws of the PRC, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein.

v

(b) With respect to each of the Leases: except as would not reasonably be expected to have a Material Adverse Effect, (i) such Lease is legal, valid, binding, enforceable and in full force and effect, (ii) the Group Companies’ possession of the Leased Real Property under such Lease has not been disturbed and, to the knowledge of the Company, there are no disputes with respect to such Lease, (iii) neither any Group Company nor, to the knowledge of the Company, any other party to the Lease is in material breach or default under such Lease, (iv) the Group Companies have a valid and subsisting leasehold interest in all property under the Leases, in each case free and clear of all Encumbrances except for Permitted Encumbrances, (v) none of the Group Companies has subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof; and (vi) none of the Group Companies has collaterally assigned or granted any other security interest in such Lease or any interest therein.

(d) Except as would not reasonably be expected to have a Material Adverse Effect, there is no material violation of any applicable Laws (including land-related Laws) relating to any Real Property of the Group Companies. The acquisition of, construction on and use of each Real Property (including the Real Property that is under construction) are in all material respects in compliance with all applicable Laws. There is no mortgage or other Encumbrance on any Real Property of the Group Companies that may have a Material Adverse Effect except for Permitted Encumbrances. There has been no material dispute, disagreement, claim or Action with respect to any Real Property of the Group Companies which may have a Material Adverse Effect. The Group Companies have not received any written notice from any relevant Governmental Authorities indicating that such Government Authorities have decided to expropriate, demolish, relocate or compulsorily purchase any Real Property of the Group Companies. The Group Companies may possess and use such Real Property in a safe and uninterrupted manner, and there are no contractual or legal restrictions that preclude or restrict the ability of the Group Companies to use such Real Property for the purposes for which it is currently being used, except in each case as would not materially and adversely impact the Group Companies, taken as a whole.

(e) No party to any Lease has given written notice to any Group Company of, or made a written claim against any Group Company with respect to, any material breach or default thereunder. None of the Group Companies has received written notice of the existence of any outstanding Governmental Order, and, to the knowledge of the Company, there is no such Governmental Order threatened, relating to the ownership, lease, use, occupancy or operation by any Person of any Owned Real Property or Leased Real Property, which may have Material Adverse Effect.

11.	Intellectual Property

(a) The Licensed Intellectual Property and the Owned Intellectual Property together constitute all the Intellectual Property used or held by the Group Companies for use in, the conduct of the business of the Group Companies. There exist no restrictions on the disclosure, use, license or transfer of the Owned Intellectual Property, that may have Material Adverse Effect. The consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any Owned Intellectual Property or Licensed Intellectual Property.

(b) To the knowledge of the Company, none of the Group Companies has infringed, misappropriated or otherwise violated any Intellectual Property of any third party, which may have Material Adverse Effect. There is no Action pending against or, to the knowledge of the Company, threatened against or affecting any of the Group Companies, that may have Material Adverse Effect.

(d) The Group Companies are the owners of all Owned Intellectual Property and hold relevant right, title and interest in and to all Owned Intellectual Property and the Licensed Intellectual Property, free and clear of any Encumbrances except for Permitted Encumbrances. None of the Owned Intellectual Property and Licensed Intellectual Property material to the operation of the business of the Group Companies has been adjudged invalid or unenforceable in whole or part, and, to the knowledge of the Company, all such Owned Intellectual Property and Licensed Intellectual Property are valid and enforceable.

(e) The Group Companies have taken all actions necessary to maintain and protect the Owned Intellectual Property and their rights in Licensed Intellectual Property.

(f) To the knowledge of the Company, no Person has infringed, misappropriated or otherwise violated any Owned Intellectual Property or Licensed Intellectual Property. The Group Companies have taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all Intellectual Property that is material to the business or operation of the Group Companies and the value of which to any of the Group Companies is contingent upon maintaining the confidentiality thereof.

(g) To the extent that any Intellectual Property has been developed or created by a third party (including any current or former employee of any of the Group Companies) for the business of the Group Companies, the Group Companies thereby either (i) have obtained ownership of and is the exclusive owner of, or (ii) have obtained a valid and unrestricted right to exploit, sufficient for the conduct of its business, such Intellectual Property.

(h) The Information Technology is functional in all material respects and operate and perform in a manner that permits the Group Companies to conduct their respective businesses. The Group Companies have taken commercially reasonable and necessary actions to protect the confidentiality, integrity, operation and security of the Information Technology (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized, use, access, interruption, malfunction, modification, or corruption. There has been no material unauthorized use, access, interruption, modification, corruption or malfunction of any information technology (or any information or transactions stored or contained therein or transmitted thereby).

(k) The Group Companies have at all times complied with all applicable Laws relating to privacy, data protection and the collection and use of personal information and user information gathered or accessed in the course of the operation of the Group Companies in all material aspects. The Group Companies have at all times complied in all material aspects with all rules, policies and procedures established by the Group Companies from time to time with respect to the foregoing. To the knowledge of the Company, no claims have been asserted or threatened against, or would likely to be asserted or threatened against any of the Group Companies by any Person alleging a violation of such Person’s privacy, personal or confidentiality rights under any such laws, regulations, rules, policies or procedures. Subject to the satisfaction of relevant condition precedent, the consummation of the transactions contemplated by this Agreement will not breach or otherwise cause any violation of any such laws, regulations, rules, policies or procedures, except where such breach would not reasonably be expected to cause a Material Adverse Effect.

12.	Material Contracts

(a) The Company has made the Buyer available to the Material Contracts.

(b) “Material Contracts” means any of the following:

(i)	any Contract relating to the issuance of any equity securities of any Group Company;

(ii)	any Contract with an aggregate contract value or involving payments (or a series of payments) to or from any Person, of RMB50 million or more;

(iii)	any partnership, joint venture, strategic cooperation or other similar Contract;

(iv)	any Contract involving a loan (other than accounts receivable in the ordinary course of business) or advance to, or investment in, any Person in the amount in excess of RMB50 million;

(v)	any Contract relating to the acquisition or disposal of any business (whether by merger, sale of stock, sale of assets or otherwise) with a fair market value or purchase price in excess of RMB50 million;

(vi)	any Contract relating to indebtedness of any Group Company or any guarantee of indebtedness by any Group Company (in either case, whether incurred, assumed, guaranteed or secured by any asset) in excess of RMB50 million;

(vii)	any Contract involving the waiver, compromise or settlement of any material Action;

(viii)	any Contract that limits the freedom of any Group Company to compete in any material line of business or with any Person or in any geographic area or which would so limit the freedom of any Group Company after the Closing Date;

(ix)	any Contract, in excess of RMB 50 million, between any Group Company on the one hand and (A) any Affiliate of any Group Company (other than the other Group Companies), (B) any director or officer of any Group Company or of any Person described in clause (A), or (C) any Affiliate of any natural person described in clause (A) or (B), on the other hand, except for the employment agreements relating to services as employees, officers or directors of any Group Company;

(x)	any Contract with Governmental Authorities material to the operation of any Group Company party thereto in excess of RMB50 million;

(xi)	any Contract that involves prohibition of payment of dividends or distributions in respect of the equity interests of any Group Company;

(xii)	any Contract with an amount in excess of RMB50 million that will be terminated or varied upon a change of control involving any Group Company or the consummation of the transactions contemplated by this Agreement, will subject such change of control or the transactions contemplated by this Agreement to the consent of any Person, or will trigger any payment to any Person as a result of such change of control or the consummation of the transactions contemplated by this Agreement;

(xiii)	any other Contract that is material to the Group Companies.

(c) Each Material Contract (i) is legal, valid and binding on each party thereto, and is in full force and effect and enforceable against each party thereto in accordance with its terms; and (ii) will remain in full force and effect and will not result in any penalty or have other material adverse effect upon the completion of the transactions contemplated by this Agreement. None of the Group Companies is in any material respect in breach of or default under any Material Contract, and to the knowledge of the Company, nor is any other party thereto in any material respect in breach thereof or in default thereunder. None of the Group Companies has received any notification with respect to termination, revocation of or default under any Material Contract. To the knowledge of the Company, no Person intends to terminate or cancel any Material Contract, and no fact or event exists that would give rise to any claim of default which may have Material Adverse Effect under any Material Contract.

13.	Related Party Transactions

Each existing transaction between, on one hand, a Group Company, and, on the other hand, another Group Company or the shareholders, officers, directors or employees of any Group Company, or the Affiliates of any of them (including transfer of tangible assets, transfer of financial assets, transfer of the right to use or the ownership of intangible assets, financial transactions, services transactions etc.) (i) has the necessity and true commercial intent, (ii) does not prejudice the legal interests of the Group Companies, (iii) is undertaken at a price based on arm’s length principle, and (iv) has been properly disclosed as required pursuant to applicable Laws.

14.	Compliance with Laws; Permits

(a) Within the 3-year period prior to the Effective Date, each Group Company is in all material respects in compliance with all applicable Laws (including without limitation Anticorruption Law and Laws with respect to AMR registration, hygiene, fire prevention, development, construction and use of land, and environment protection, taxation or labour) and Governmental Order. In the past three (3) years, none of the Group Companies has in any material respects violated any of applicable Laws or Governmental Orders.

(b) Each Group Company has been granted and owns all franchises, permits, licenses, certificates, consents, approvals and any similar authorizations of any Governmental Authority which is necessary for the conduct of their business (the “Material Company Permits”). None of the Group Companies is in any material respects in default under any Material Company Permit. All of the Material Company Permits are in full force and effect, and no suspension or cancellation of any of the Material Company Permits is pending.

(c) In the past three (3) years, no Group Company, or to the knowledge of the Company, any of their respective directors, officers, employees or other persons with formal authorization of the Group Company and acting on behalf of any Group Company, has violated any Anticorruption Law in any material respects.

(d) In the past three (3) years, no Group Company has conducted or initiated any internal investigation or made a voluntary, directed, involuntary or other disclosure to any Governmental Authority with respect to any alleged act or omission arising under or relating to any noncompliance with any Anticorruption Law, nor to the knowledge of the Company, any of their respective directors, officers, employees or other persons with formal authorization of the Group Company and acting on behalf of any Group Company has received any written notice, request, allegation or citation from a Governmental Authority for any noncompliance with any Anticorruption Law. The Group Companies have implemented necessary policies and procedures designed to ensure that each Group Company and the employees and other intermediaries of the Group Companies comply in all material respects with applicable Anticorruption Laws. The Group Companies have implemented and maintain effective internal controls necessary and reasonably designed to prevent and detect violations of Anticorruption Laws.

(e) No Group Company, or to the knowledge of the Company, any of their respective directors, officers, employees or other persons with formal authorization of the Group Company and acting on behalf of any Group Company is a Prohibited Person. No Group Company has engaged in any business or dealings involving or relating to (i) a Sanctioned Jurisdiction; or (ii) a Prohibited Person, in each case, to the extent such activities would violate applicable Laws.

(f) The operations of the Group Companies are and have been conducted at all times in compliance with all Anti-Money Laundering Laws. The Group Companies have instituted, maintain and enforce necessary policies and procedures designed to ensure compliance with Anti-Money Laundering Laws. For the past three (3) years, none of the Group Companies has been penalized for or threatened to be charged with, or given notice of any violation of, or, to the knowledge of the Company, under investigation with respect to, any Anti-Money Laundering Laws, and no Action by or before any court, Governmental Authority or any arbitrator involving any of the Group Companies with respect to Anti-Money Laundering Laws is pending or threatened.

15.	Labor and Employment Matters

(a) There is no ongoing strikes or collective labor disputes between any Group Company and its employees that may have Material Adverse Effect.

(b) Except for what has been disclosed, each of the Group Companies has complied in all material respects with all applicable Laws relating to employment or labor relations. There is no material dispute pending and that may have Material Adverse Effect between any Group Company and any of its existing or former employees, directors, officers or trade union, representative council or other body representing any of them.

(c) Each Key Person has entered into an employment agreement and a non-compete and non-solicitation agreement or an employment agreement containing non-compete and non-solicitation provisions, and provisions for the protection of the Group Companies’ confidential information, in each case with the relevant Group Company.

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(d) To the knowledge of the Company, no important officer or key employee (including the Key Persons) intends to terminate their employment with any Group Company, that may have Material Adverse Effect. To the knowledge of the Company, no Group Company has a present intention to terminate the employment of any important officer or key employee (including the Key Persons), that may have a Material Adverse Effect.

(e) The performance of each Key Person’s duties to the Group Companies will not, to the knowledge of the Company, constitute a breach of, or otherwise contravene, the terms of any employment or other agreement or policy, or any judgment, decree or order of any court or administrative agency, to which he/she is a party or is otherwise bound.

16.	Environmental Matters

(a) Each of the Group Companies has been in material respects in compliance with applicable Environmental Laws.

(b) None of the Group Companies has received any notice or Governmental Order from any Governmental Authority, relating to (i) any actual or alleged violation of or failure to comply with any Environmental Laws in material respects, or (ii) any compulsory request for information pursuant to any Environmental Laws or any actual and material Liability resulting from or arising under any Environmental Laws, or (iii) a requirement to investigate or remediate Hazardous Materials.

(b) There are no pending or, to the knowledge of the Company, threatened Actions resulting from or arising under or pursuant to applicable Environmental Laws with respect to or affecting any of material facilities of the Group Companies or, against any Person whose Liability for such Action the Group Companies have retained or assumed contractually and there are no facts, conditions, situations or set of circumstances which could reasonably be expected to result in or be the basis for any such liability.

(d) With respect to the Group Companies, except as would not reasonably be expected to have a Material Adverse Effect, there is no Hazardous Materials present on or under the facilities in violation of applicable Environmental Laws. With respect to the Group Companies, except as would not reasonably be expected to have a Material Adverse Effect, no Hazardous Materials have been generated, treated, stored, discharged, released, spilled or disposed at, on, under or from the facilities in violation of, or in a manner or in a location that could result in material Liability under any applicable Environmental Laws.

17.	Grants, Incentives and Subsidies

The Group Companies are in all material respects in compliance with the terms and conditions of all outstanding grants, incentives, exemptions and subsidies from the Governmental Authorities or any agency thereof, or from any foreign governmental or administrative agency, granted to any Group Company (“Grants”), and has duly fulfilled all material and compulsory undertakings required thereby to be fulfilled prior to the date hereof. The Grants are provided in full compliance with applicable Laws. To the knowledge of the Company, there is no event or other set of circumstances which would reasonably be expected to lead to the revocation, material modification or claw-back of any of the Grants that have been approved or received, and such revocation, material modification or claw-back may have Material Adverse Effect.

18.	Insurance

The Group Companies have taken out and maintained in full force and effect adequate and necessary insurance policies or binding slips (other than those expired pursuant to the terms thereof in the ordinary course) with a reputable and reliable insurer or insurers, against such risks and in such amounts and having such coverage as common practice in the automobile industry. All premiums due with respect to such insurance policies have been paid in accordance with the terms thereof.

19.	Litigation

There is no Action pending or, to the knowledge of the Company, alleged or threatened, against any Group Company or any share, security, equity interest, material property or asset of any Group Company, or to which the a Group Company is otherwise a party, before any Governmental Authority; nor to the knowledge of the Company, is there any reasonable basis for any such Action, except for any such Action that would not materially and adversely impact the Group Companies, taken as a whole. None of the Group Companies, is a party to or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality that may have Material Adverse Effect, and there is no Action by any Group Company currently pending and which may have Material Adverse Effect.

20.	Information

The Company have made a good faith effort to provide the necessary and material documents and information in respect of the Group Companies as requested by the Buyer in order to give a true and fair view of their business in material respects, and the documents and information so provided are, to the knowledge of the Company, correct in material respects.